Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 22, 2021

TRANSCRIPT

Panel Name: InsurTech: Transforming the Home Buying/Ownership Experience

Event: JMP Securities Financial Services and Real Estate Conference

Date: November 18, 2021

<<Matt Carletti, Analyst, JMP Securities>>

Okay, thanks. Good morning everybody. Thanks for joining us to kickoff our Financial Services and Real Estate Conference. Really excited to have an InsurTech conversation to get us going and really happy to have three, I think, very well known industry people with us. Let’s start with welcoming Max Simkoff from Doma; Assaf Wand from Hippo; and also Sean Harper from Kin. Thanks for joining us everybody. If you could, maybe let’s just kind of level set everything by give us a quick introduction of yourself and your company. We’ll take it from there. So Max, let’s start with you.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

Sure. Company is Doma. I founded the business in 2016 after a very frustrating series of experiences both purchasing a condo and then repeatedly refinancing it and paying over and over again for something called title insurance which I learned as a very nuanced, I would put insurance in quotes product that mostly is focused on backwards looking research to remove outstanding liens or encumbrances so that nothing will really have to be insured. We launched our business originally within an algorithm to instantly underwrite, refinance title insurance. We took that backwards looking research process from upwards of five to seven days traditionally to now less than a minute. And we’re doing that on the vast majority of refinance orders that we process from large enterprise lenders across the country. Along the way we expanded our vision to use machine learning for more than just instantly underwriting title insurance. Title companies also manage the closing of the mortgage itself, handling the money, dispersing the fees, recording the mortgage.

And so, today, we have a broad software platform. We call the Doma Intelligence platform that uses machine learning to increasingly make the process of closing a mortgage something that can take place instantly. So it’s really, really great time to be in the space, obviously, as I’m sure you’re going to hear from my friends here. It’s just like a lot of people realized over the last several years. They didn’t have to sit around and do things manually. And consumer expectations certainly changed during COVID. And so, we’ve certainly been a benefactor of that as we’ve helped use our suite of machine learning to make mortgage instant.

<<Matt Carletti, Analyst, JMP Securities>>

Great. Assaf, would you like to go?

<<Assaf Wand, Co-Founder & CEO, Hippo Holdings Inc.>>

I would like. I was waiting for that. Well, I’m Assaf Wand. I’m the CEO of Hippo Insurance. In short Hippo is active home insurance. We believe that helping our customers identify and resolve issues in their home before they become major headache, is what we’re trying to do. Basically change something, which is an adversarial relationship that you usually have with your carrier and your insurance partner to something which is more a keen to kind of a partnership. And part of this thing is something we call proactive insurance. We have all kind of services like home wellness, complementary home devices with discounts baked in like IOT devices that help prevent losses from happening in the first place or escalating home care services, including kind of regular home maintenance. And all of this is baked on advanced technology and data because we think that this is the direction that the industry is going to go towards. That’s basically us.

<<Matt Carletti, Analyst, JMP Securities>>

Great. And Sean, tell us a little bit about Kin?

<<Sean Harper, CEO, Kin Insurance, Inc.>>

Hi, Matt. So Kin also does homeowners insurance. We do it direct to consumer. I’ve been doing financial tech in my whole life and really was looking at -- my last company was a payments business. So I was looking at – I was looking for an area of financial services that really met three criteria, had to be large homogenous market, has to be very inefficient from an expense perspective and overly intermediated and had to have new data sources available for pricing and underwriting. So at Kin, we’ve developed proprietary technology that allows us to go direct to consumer, which is a huge benefit. And we capture the distribution economics, which from our point of view is the most appealing part of the value chain with the highest margins and the lowest volatility.

It allows us to have access to significantly more data from much more reliable sources that our legacy competitors have, which allows us to price and underwrite differentially. And it also allows us to streamline and automate a lot of parts of the servicing. So for example, a lot of our claims are settled programmatically or settled using our app, using our imagery. And that’s, of course, a lot more efficient, more user-friendly than having a guy in a pickup truck drive around and settle claims.

<<Matt Carletti, Analyst, JMP Securities>>

Great. And you – kind of you’ve touched on this a little bit, Sean, but I’ll lead in my next question and maybe you want to kick us off and then we’ll go around is like of all the sectors out there to tackle why insurance and more specifically particularly with your three companies, why the home, because there definitely have been other areas of insurance that have been sought after. So Sean, if you’ll kick us off and we’ll go from there.

<<Sean Harper, CEO, Kin Insurance, Inc.>>

Yes, for us, it was an appealing business opportunity. And I think homeowners insurance is like behind even some other areas of insurance, probably because the technology and the data necessary to do it in an automated way didn’t exist until recently. And then second of all, because demographically people tend to buy homes later in life. I didn’t buy my first home until I was in my mid-30s, but I got my first credit card when I was 18. I got my first driver’s insurance when I was 22. And so I think that’s caused it to like behind, but we’re very much there. Like customer expectations have changed very significantly, psychology obviously has changed a lot. The data that’s available has changed a lot. And so, we just saw it as being a really big opportunity. The delta between what’s possible given modern technology and infrastructure and what’s being done by the industry is really, really big.

And as we noticed it, it was – we’re just trying to figure out what to do because we’d sold our last company, we were sort of wandering around and talking to people at companies and you notice it right away. If you go hang out in the halls of a big insurance company, you start talking to people there, they’re all these brilliant guys and they’re all frustrated. And the thing they’re frustrated with is that the technology can’t do what they want – what they need to execute the business the way they want to. We’re like, okay, cool. We’re onto something. Let’s build it from scratch, break these compromises, recruit the best in the industry and just do it totally differently.

<<Matt Carletti, Analyst, JMP Securities>>

Thanks. Assaf?

<<Assaf Wand, Co-Founder & CEO, Hippo Holdings Inc.>>

Yes, I agree completely with Sean. I think there is a significant delta between an incumbent and what you can do today with regards to data, with regards to the latest and greatest in technology with regards to the benefits of building a full stack from scratch and what you can actually do API-ization of the world, the ability to attach and embed insurance in different components. But for me specifically, the sidling of the idea came from a different kind of component. I was a consultant with McKinsey doing quite a bit of projects in the – for insurance companies. And one of the things that I started to notice was that the average age of an agent keeps on increasing. It was 51, 52 when I was looking at in 2007 then when started a company in 2015, it was 57, now, it’s getting close to 61.

There’s one clear direction of what the age of an agent is going for. 87% of new agents to the profession are leaving the profession within less than three years. So you have this inverse thing kind of like a social security in some ways that a lot of people are retiring and not enough people are joining. And if that’s the case, then the kind of a realization that I had is that the simpler line in insurance, they have to go direct. There’s no other way. And started breaking the four lines in insurance that you have with a more simple photo, home, a SMB and life. I thought basically this is what happened in auto, GEICO and Progressive are the only one who take market share right now. I started looking at life, which was a very different model that I didn’t want to get into.

It’s more of an asset management and you’re getting paid once. It’s just slightly a different kind of bank. And then looked at SMB and home and I thought home is a lot more fitting to the team that we have that came initially from the equivalent of the NSA in Israel is going depth – in depth. There is a lot of complexities in it. And the delta between the incumbents as we said before and what we can do is very, very broad. And we started this entire thing thinking we’re going to build basically, as direct home insurance company. Over time we realized that yes, it’s a really, really important component, but there’s actually a lot of other ways that customers are purchasing their insurance. And our aim is to be there for the customer wherever they want to actually purchase.

So I think the thesis is still the same and will you see the growth it’s in the direct and many of that stuff, but we’re still supporting independent agents. We’re still supporting partners like Lenovo, et cetera, embedded in this thing, but home insurance is an area that I think is really, really interesting. It’s also an area in insurance that is actually going to see continued growth. So, right now, it’s $110 billion market, but it’s going to grow at $5 billion, $6 billion a year for three reasons. There’s going to be more homes in the U.S. next year than this year. Labor and material grow faster than inflation and complexity of a home getting more and more complex. So when you’re looking at it, it’s an interesting thing where the incumbents are. It used to be the off-child kind of like the foreign child of auto. And now by focusing, just on that and on a growing kind of area that has a lot of technology benefit and data. I think, it’s a really interesting market.

<<Sean Harper, CEO, Kin Insurance, Inc.>>

And also growing as the weather volatility increases for sure.

<<Matt Carletti, Analyst, JMP Securities>>

Yes.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

It’s funny. For us it was kind of the other way around. It was less about disrupting on insurance market and then why the home and it was more like – it was the home – it was an experience again that that I had as a layperson a first time homeowner and then realizing that the way to disrupt that experience was oddly by being an insurance company, right. Like when I looked at how broken the process of closing mortgage was, and you got to think about this because, I mean, it takes 45, 60 up words of 90 days in some cases to close a refinance like using traditional process. And it was just so fascinating to me that at a time when every other key experience for consumers was becoming instant and digital and they were all outside of the home.

It was like the home was the last thing to get there, right. Like you want to get a ride to go out to a restaurant or go to work, you can get one on demand. If you want to order food, wherever you are, you can have something. So people get angry now if like their food shows up two minutes outside of the estimated delivery window, that in and of itself was like 15 to 20 minutes from when they ordered it, I mean, just amazing the kinds of stuff that could happen. And yet here you are like trying to get money out of your house, right. Like doing a cash out refinance or a HELOC and it takes a month. It’s just so crazy. And so it was really more like why the home first and then it was realizing that the way to change those experiences, especially as it related to closing the transaction was to be an insurance company really. Title companies have morphed over time from being – insurance companies to being more or like a Jack of all trades clearinghouse platform for closing the mortgage.

And then the other funny thing is like when you look at title insurance historically as an insurance business, it looks completely upside down in a good way. There is no loss ratios, basically. The industry standard loss ratio for title insurance is like less than 5%, which is again like – people have been asking for a long time it’s like that just makes no sense. And the industry has long told them well. It is so low because we do such a good job upfront at running this research and finding all these issues and fixing them that – the value is that you don’t ever have to pay claims. And I think one of the things that I admire about soft insurance business is like their customers – they don’t have to explain the value of their customers, right.

Like when you’re in an insurance business where you manage claims as a regular practice, you can use as a way to reinforce to your customers that they’re actually getting value from something. And in the case of title insurance like most people who have used it, their first words out of their mouth are like I don’t even know what I paid for, right, like I’m not sure whether I got any value there. So it was starting with the transforming the home experience. And then it made us realize that that we basically needed to be this kind of insurance company to do it.

<<Matt Carletti, Analyst, JMP Securities>>

Great. All – both title and home, if you look at kind of the legacy incumbent carriers, some of the biggest financial services companies in our economy and have very large markets shares of your respective markets. So can you help investors understand why – why should they view that as an opportunity rather than an obstacle for you guys coming in and tackling these industries with companies that have been there 100 years and significant market share and so on and so forth. So, Max, kick us off.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

Yes. So if I could and I’ll just kind of touch on something I think that Sean said and I really feel like it’s taken me a long time to realize this. The legacy competition, the big incumbents and everything they’ve ever done, and the inertia that comes with everything they’ve ever done, that is the opportunity. It’s so funny how – we probably all keep getting these questions over and over and over again from investors, right. What about the comp and what about these incumbents? And I kind of want – I’ve gotten from – I would like want to shake them. I’m like that’s the point. That’s the opportunity right. Like if our incumbent competition had the best technology and the best customer experience and they had really high gross margins and a working flywheel on customer acquisition, none of our companies would exist, right.

Like we’re not out there competing with Google, we’re competing with companies that have been around for hundreds of years. In our case, our incumbent competitors were started over – almost all of them were started over 100 years ago and they’ve invested very little in technology. They really don’t like to change. And they’re kind of in denial about what – where consumer expectations are, right. Like they believe in our case, in title escrow, that it’s still appropriate to ask somebody, who is closing the mortgage, which is going to take an hour of signing paperwork to come into their office, right. They’re like, oh, you need to close your mortgage and you’re going to pay us for the privilege of doing so. So why don’t you take time out of work and come into our office, that’s probably not convenient for you, right, and sit there in the last 18 months during the pandemic with a mask on and a face shield and sterilized pens and sign all of your documents. That’s a horrible experience.

And when that is the standard from the incumbents, that’s the opportunity. That’s why it exists. So I feel like we need to start, we need to do a better job of like – of really focusing on that kind of leaning into like that’s the reason they keep asking this question, what about these incumbents. It’s like yes what about that. That’s the point. That’s why we’re all here.

<<Matt Carletti, Analyst, JMP Securities>>

Yes. Sean?

<<Sean Harper, CEO, Kin Insurance, Inc.>>

Well, I think, I think I 100% agree with all of the above. If you think about, like, why is this? Well, you have an industry that has – it’s really hard to get into this industry. Like I have countless battle scars. I’m trying to elbow my way into this industry. And it is really designed to keep people out the regulatory – from regulatory credit rating, everything. It’s designed to keep people out. And so, it’s really hard to get into. And of course, capitalism actually only really works when you have free entry and exit. So what we’ve ended up with is essentially an oligopoly of companies that are very fat and happy, and don’t really have any competitive impetus to change. Like if we look at our legacy competitors again, they have been around for 100 years and they’re doing just fine. And if they do nothing, next year they will also be fine, right.

Now if they do – it changes a little bit because some of us have managed to bust our way into this industry. And I think coming from the fintech world, you saw the same thing happen in a lot of other areas of financial technology, where they had been sheltered similarly, and then you had companies like PayPal really bust their way in. And it was like, well, if you can manage to do this, there is incredible upside, not just for the stakeholders in the business, but also for society, because you’re bringing competition to a super important area of the economy where it’s never existed before. And so, everybody is going to have to sharpen their spheres now because the competitive intensity is going to get a lot higher and we should not – this isn’t like a one-time thing, right. Like, yes, we talked about how the world has changed a lot. The world continues to change. It continues to change more. You see consumer preferences changing faster than ever before. You see technology changing out faster than ever before. You see the weather changing faster than it’s ever had before. And you just can’t afford to do things the same way you have for the last hundred years if you expect to be able to respond to these changes efficiently.

<<Matt Carletti, Analyst, JMP Securities>>

Yes. Assaf, anything to add?

<<Assaf Wand, Co-Founder & CEO, Hippo Holdings Inc.>>

Yes. I actually want to tee up from what Max was saying. I fully agree with everything that Sean said, but I think we’ve been fighting this fight on explaining the logic and stuff like that. But so let me give it – let me actually completely flip it around. Let me give you some things. Usually, I’m sitting in the room and I’m asking those 20 people and the question is, what are you guys insured with? And the answer is always it’s all-state, no state farm, farmers, farmers, that’s it. And people thinks okay, listen, you deserve a medal for remembering and 50% of the chance they’re probably wrong. And then comes the continuation question what’s the difference between farmers and all state and state farm, and that don’t give me quarterback one versus a quarterback two or time, time, time versus team, team, team. I mean, like what’s the difference in a product between them and nobody has a clue and nobody remembers even what they are insured because they didn’t get anything from them.

So now we have – this is – it’s exactly, as Sean was saying, it’s a 100-year-old industry that doesn’t change and just compete on who is doing what and they’re doing quite well. Most of them are even mutuals. When was the last time they even returned money to their insured in premiums, never, never happens, so there’s something that is a misaligned incentive. Now, let me add to that. There is a net promoter score of minus 49 windows a claim that doesn’t sound like a very engaging industry to support their customers. And there is just so many components. In my mind, why should you – why should investor care about these three companies? It’s quite simple. Do you think that the better use of technology, better use of data focused on the customer? And I actually mean customer not policyholder because a customer is actually the agent for a lot of these companies in an area where there’s an aging workforce that used to sell in one channel, all of the sales.

Do you think it’s going to change now? I’m not saying we can have a discussion as it’s going to change in one year or in five years or 10 years. Do you doubt that this is what’s going to be the future of this industry? I have zero doubt. And in between, I’m not saying it’s going to be a brief and we’re going to have high losses and low losses and weather in concentration and all of that loveliness that has to do with insurance. But focusing on the customers, using the latest technology, bringing data to the forefront, changing the entire experience, I have zero – I just don’t know what else could it be? Keep on doing the same thing, but in three years with a 64-year-old agent, that’s the solution to everything. So I think it’s a relatively simple bet in that case.

<<Matt Carletti, Analyst, JMP Securities>>

That makes a lot of sense. Assaf, maybe dig a little deeper on a part of what you said there at the end about leveraging technology and using data. Where in your business do you think – where do you most strongly leverage technology and data and the new things you’re bringing to the forefront? Is it any one thing like underwriting or distribution or claims or a particular spot in the business? Or is it really every kind of spot in the business you’re trying to find ways to improve it?

<<Assaf Wand, Co-Founder & CEO, Hippo Holdings Inc.>>

Two things. One is the first realization we had in insurance is that there’s no silver bullet. You don’t just do listen. We’re way better in underwriting, because we found this data source. How do people would find that data sources? How you plug as many data sources in real time and stuff like that? But in order for us to win in insurance, we need to every day tweak it and improve by something. In some things on the call center, it might be 20% better than incumbents, and in some areas it’s 50%, in some areas it’s 1%.

The question is, where do we use technology to most enhance the customer experience, leverage the agent that we have, the underwriter, the actuary, the user acquisition, it needs to be everywhere. It’s actually the connecting tissue across the entire organization from which customer are we targeting? The ones that we think has the best segmentation that has to do with the actuarial sciences, has to do with underwriting, has to do with diversification. It all needs to be linked. And the more losses we have in a certain area, we know that these are customers that we shouldn’t do, or we should actually change the pricing.

And then, and all of that, it’s all one thread. And you can only do it if you control the entire technology stack. And I think this is something which is very differentiated incumbents. Some of them still have mainframes and they don’t – they can’t even touch it. And the best of them are using outsourcer kind of companies to do that. Hence they can’t really control the customer experience, the API, the data sources and all of that kind of stuff. You need to control all of that component in one go. And innovation comes all across the funnel in every one of these components.

So I think this – the answer is all across. It’s not that we’re crushing it on distribution because we’re the only one. No, because there are several others, but we need to constantly improve in all of these things. And you need to have the best technologies, the best data scientists, and constantly push. And that’s where the innovation is coming from.

<<Matt Carletti, Analyst, JMP Securities>>

Okay.

<<Sean Harper, CEO, Kin Insurance, Inc.>>

I think insurance is kind of a funny industry actually, because if the value chain is so attenuated. You have lots and lot of handoffs and a lot of the issues that you run into are on those handoffs. So you have maybe a distributor who’s marketing without cognizance for the risk appetite of his markets. Right.

I get like four postcards from, one of the big Midwestern insurance companies every year, but it’s worse than that because each agent in my town sends it to me. So I’m getting 32 postcards from them. And if I try to convert, I call the agent, right. I try to get through and I find out they don’t underwrite my house. No idea why if live in a perfectly fine house, I think, but they won’t do it. So this is all wasted, right? So that’s just one example. But you have all of these handoffs, right? There’s one party is doing the distribution, one party is doing the underwriting, one party is doing the technology. Most of these companies do outsource their technology. Another company is doing the claims. And I think when you look at best practices in other areas of financial services, you have a lot more integration between these two, because it’s not just that one. These aren’t separate problems.

Actually, our cognizance of the risk of each home is very useful to us when we’re marketing. And those things are highly correlated. The good customers likely to convert is also likely to be a good risk. So and if you look at something like Capital One, I think is a great example. The Founder of Capital One was an early investor and he’s like, listen, these two things are, it’s not separate problems. You build this technology expertise, you build the data science expertise and it helps you in all areas throughout the value chain.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

Yeah, look, I totally agree. And that’s our – it’s funny, our Chief Data Science Officer came from Capital One where he built, what is today? Still I think the largest in production machine learning driven transactional fraud model. And in our business, I think like Assaf said, there’s no silver bullet. However, because none of this stuff has been touched by technology in general, let alone data science. When we applied data science to it, we found that across most of the transaction that we manage, which again, today is effectively at the closing of a residential real estate transaction. There was a massive amount of time that could be removed from the process. And we could greatly improve the quality of outcomes for the end customer, which is a homeowner at a more affordable cost through machine learning.

And the first – the kind of tip of the spear if you will, was when we did this with instant underwriting for refinance title insurance, but we’ve now got teams working on natural language processing and computer vision for the way that documents are managed. We talked in our earnings call last week about our functionality we’ve developed called DOMA docs, which is now able to take a wide variety of documents that are going back and forth between a title company and a lender, for example, or an enterprise channel, and take something which used to be a lot of latency and a lot of back and forth and contingent process that would take upwards of 24 hours. And we can do it in less than 30 seconds, right?

We can have, we can train a computer vision model to read a PDF document, oftentimes with scanned imagery, not even structured text, we can convert it into structured, actionable information that another machine learning model can predict outcomes from and ultimately resolve any outstanding issues without a human being, being involved, right.

And that’s the – other thing is like, that’s a hard thing to do, it’s not, everyone likes to believe that machine learning is about like, it’s some open source algorithm that smart data scientists pulled off a shelf and quickly configured in 24 hours and turned it loose.

This took us years, like years of, first of all, hiring the best people to do this work and having them borrow from academic research and train and validate these algorithms on different data sets and sometimes find out that they didn’t work and they gradually improve the accuracy of the algorithms and do the data labeling and the data training. I mean, this is like a really, it was a lot of work involved. And now where we’ve seen the benefits of this is, in our enterprise channel, we would make fullest use of this technology. We have some of the largest lenders in the country, PennyMac, Wells Fargo, Chase Home Lending, right. They’re using this technology on a daily basis. And it’s – and the more kind of an iterative feedback loop you get to employ that – and to employ that technology and the broader you fled, the faster you can kind of eat the entire transaction to make it instant digital.

<<Matt Carletti, Analyst, JMP Securities>>

Great. Shifting gears a little bit, Assaf, Max, both your companies have entered public markets in 2021. And Sean, you’re on your way. Can you talk a little bit about as you’ve gone through that process, what do you think is the most misunderstood thing about your business by the public investing population? Assaf, I want to kick us off.

<<Assaf Wand, Co-Founder & CEO, Hippo Holdings Inc.>>

Sure. In one kind of sentence, I think it’s time horizon. Insurance takes time to improve and fix. Older course perform better than newer course. Diversification of race takes time, department of insurance, those 50 of them. It takes filing, it takes rate. It takes, there is no immediate solution. So in one stuff, investors are very excited that we’re building in five years, what takes the industry 50 years.

But on the other step, they’re expecting it to be like a direct to consumer online web experience where you can tweak and change. However, it doesn’t work like that. There’s the full world of compliance and filing. And like, so all of these things, I just find it a bit mind-boggling that people on one side, when you talk to them, they fully understand it. And then the next thing they’re looking for an immediate result, and I’m coming back to the thing that I basically raised, it’s in my mind, it’s like, do you believe that better customer focus, better data oriented approach, better tech stack, better focus on what experience enabling customers to purchase, however, they want, turning them into customers and partners as opposed to adversarial kind of thing. Is this where the future of this industry, then I think, it’s a no brainer.

Now it always, whenever there is a newcomer in an industry, it always goes through this like hump and down like Netflix, when they came back, it was the dumbest thing ever, because Blockbuster is going to cool I think and Blockbuster can easily do that. And lo and behold, it’s not exactly the case of what’s going on and same goes for Amazon. And that’s not going to be an issue for Barnes and Noble’s to just have a website and lo and behold now they can get the crushing Walmart. It’s just this innovation and the way that disruption and all of that goes is that everybody else cynical, everybody really believe in their mind that it’s like that.

And they always think that the incumbents and whatever is there can easily do it. And overtime everybody’s shocked outcome, we haven’t seen it going. And this dissonance is something that I find really, really interesting in the public market, with all of that, I’m very confident in what’s going to happen with the company. We’re going to keep on going in the pace that we want to grow, which is 40%, 50% a year. And all of that by having a very calibrated thoughtful growth rate, we have space to get into, we have partnership that are just starting to go now. The rest we have – probably the best risking in the industry that is in-house now. I just need to let them run the course and do the things and it’s going to happen. So I think it’s a matter of time I just need to wear my helmet and vest and go to work every day. And I’ll put my head up in six or 12 months. And all of a sudden you’re going to see that the market is going to start to understand that.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

I couldn’t agree more. I mean, I like this, what’s so fascinating for me. I had always thought, I mean, I feel so naïve for being, because I didn’t know much about the public markets and I had always thought the end all be all of being public is that you get to tap into these great long-term oriented investors. I had no idea how many investors in the public markets, like they don’t think beyond a week, literally a week, they’re looking for like a week of arb, on somebody’s stock price that they can trade in and out of. And unfortunately I think a lot of the public market investing universe has probably become more so that way over the last 10 or 20 years with programmatic investing and some of these other things. And so like, at this point that Assaf made is really important around the long-term nature of what we’re doing.

And just how quick again, how quick people think this should happen. So it’s like, you talk to investors and you explain your business like we do with ours and they get it. It’s easy to understand like, yes, I understand it super frustrated myself when I bought a refinanced home and it was manual process. And there’s these three incumbents that own 85% of the market, and they haven’t invested any in their debt. What you guys are doing makes so much sense. Why don’t you have a 100% market share? And I’m not exaggerating by that. They’re like, why don’t you have a 100% wallet share of places like Chase and Wells Fargo and PennyMac. And it’s like, well, because first of all, like this does take time, right? We are adding new customers. We are growing wallet share.

You can see it in the numbers. You can see it in the earnings results, but it’s almost like there’s an expectation. That’s like, why doesn’t this happen tomorrow? And it’s like, well, if it could just happen overnight, again, it would be very easy to do this and many other people would’ve done it. And so it does, it really does take time. And I think, I have a friend who likes to constantly remind me that there’s some quote, I think it was Bill Gates or someone else who said, people tend to overestimate what they can get done in a year and underestimate what they can get done in a decade. And I really think like we just keep needing to remind people, like all of our companies I’m sure, we’re thinking in terms of decades, we’re not thinking in terms of like this month or this quarter, it’s like, what’s going to happen in the next 10 years that we are so out on the forefront of that we’re going to become the leading company. And so I couldn’t agree more with this Assaf on this concept of time.

<<Matt Carletti, Analyst, JMP Securities>>

Okay. Sean, anything to add?

<<Sean Harper, CEO, Kin Insurance, Inc.>>

Yeah. Well, I – it’s similar, but we’re often asked like, well, hey, how are you going to win against Hippo? Or how are you going to win against Lemonade? And it’s like, you’re perfectly willing to allow that you’ll have both all state and nationwide. Like why would you assume that you could have fewer of those? We assume we’re going to take the whole market, right. Tech companies inevitably, I would, let’s say you look inside an insurance company. This is a software company in disguise, it doesn’t know it’s a software company and doesn’t very good at software.

And so those of us who are taking the modern approach, I expect we’ll capture very large market share over time. And there will be room for 10 of us if not three of us. So I – and I think the other one that I get a lot is, well, you’ve only raised X millions dollars. What’s to stop, why big insurance company from investing a similar amount and accomplishing the same thing. And it’s like, I’m sorry to tell you. It just doesn’t work that way. Because first of all, if they were able to do this, I think they likely would have already, but it’s harder than that.

And I spent the first part of my career as a management consultant. I saw firsthand is very, very difficult for these big companies to do it. So first you have to overcome your existing channel. So you have to rip down your whole existing distribution network. Second, you have to replant your existing technology is not useful for this purpose. It’s just not. So now you have to replatform your whole tech stack. Okay. That’s a very risky decision to make in the first place. And when you make it, it’s incredibly time consuming. And by the way, almost all these projects fail, because it’s just a really hard thing to do. It’s much easier to start with a blank sheet of paper, like all of us are doing.

So, I would, my like swag is that it costs about 10x, if not more for a legacy company to do right. So if we raise a $100 million, it’s equivalent to X legacy insurer putting a $1 billion to work. And I don’t think you have a lot of appetite for these legacy companies to make those types of investments, because their investors are also short-term focused, right. And they’re not willing to take the earnings hit that would require.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

I would, I just want to touch on one thing that Sean said, which I think is really important. Maybe I’ll let all these large incumbents in on a dirty little secret that might make it harder for them to sleep at night, which is the less money and resources companies like ours have utilized to get to where we are.

The more worried you should be about your inability to compete with us. Because this idea that when you’ve been around for a long time, and you’re used to lots of resources and everything going your way, and then just by virtue of deploying capital, you will be able to compete with people like these three individuals who are hungry. And they’ve thought about survival, like night and day, since we started our businesses, literally you go to sleep at night, thinking about how are we going to survive the next day and build something better with far less resources and be more resource constrained. That is a feature not a bug. It is extremely dangerous.

And as another thing they don’t get it’s like, they’re like, yeah, well, people will just fix out with money. It’s like, no, you fix out with grit and determination and entrepreneurialism, and you just don’t find a lot of that inside of these large incumbent insurance companies.

<<Matt Carletti, Analyst, JMP Securities>>

We got a couple minutes left here, so I’m going to skip to kind of, let’s finish on one kind of hopefully fun question. Yeah. What trend in InsureTech or FinTech more broadly are you currently most excited about? Sean, do you want to take this out?

<<Assaf Wand, Co-Founder & CEO, Hippo Holdings Inc.>>

So this is a funny one for me. I actually think unbundling, and this is something that I constantly get the same question. Why aren’t you having auto? Why aren’t you like bundling? And I find it’s – the crazy stuff that I find about that is 10 years ago, you used to go to a Chase Bank and used to have your saving and banking account. And you used to take your credit card from Chase and your student loans from Chase. You used to do trading and used to check it in there kind of screen. And you used to take your mortgage. And you’ll still everything used to be in Chase. But now this is in SoFi and this is in Robinhood and this is why is it different?

There is a path in a move to the path of less resistance and specialization and a place that remove fees and friction and focus. And I am the biggest believer in the world on focus. That’s why we’re doing home. We focus, we call it the joy of home ownership, protecting the joy of home ownership. And I’m solely focused on protecting that component for our customers. The fact that I keep on getting questions like about our bundling and I’m happy to sell progressive in GEICO and Safeco and whatever if our customer wants but our focus is on one thing. And I think there’s zero chance that it’s not going to happen in insurance, just like it happen in any other financial institution in the market.

<<Matt Carletti, Analyst, JMP Securities>>

Great. Max or Sean?

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

Yeah. I’d just say really quickly. The removal of contingencies across the home ownership spectrum as a trend. And I think what you’re seeing again in home buying like when you look at the commonality between what we’re doing in iBuying and what Assaf is doing with Hippo and Sean is doing in Kin, all these things, all we’re really doing is we’re removing all the contingent risks and issues that sit in, standing between someone getting from, I want to buy this home to closing their transaction. And when you can remove all those contingencies title, appraisal, homeowner’s insurance, inspection, right. When you can remove all those things, you actually will see people be able to find a home that they want to buy on a Friday and move in on a Monday morning, it’s going to happen. So I – that’s what I’m most excited about.

<<Matt Carletti, Analyst, JMP Securities>>

Great. Sean, do you want to finish it up here?

<<Sean Harper, CEO, Kin Insurance, Inc.>>

Yeah. I’m excited about all this stuff. So, I feel like a lot of us are sort of doing playing stakes right now. And we’re fixing the most broken parts of it. But ultimately, if you have this really long lift relationship with a homeowner, you have a direct relationship. You have a relationship of trust. Now it earns you the right to get in to innovate on other areas of home ownership that make home ownership easier, safer, and better over time.

I think, it’s really hard to lead with that, because at the time people are like, I just need to close the house. I just need to get a mortgage. I need a mortgage. Oh, I need insurance. And they’re just focused on what’s right there. Right? So by doing a really great job at that, by giving the customer exactly what they need, not only that you give yourself a shot on goal next year, to do a lot more for them and a shot on goal the next, the following years, like we keep our customers well over 90% of them from one year to the next, that’s great.

And they’re really happy with us. So I’m super excited about what we can do next year and the year after five years from now to make owning a home completely different to the point where people in the future, they say, oh, you bought a new home. Oh, you don’t have kin, like that’s crazy, like, why would you do that? That’s so silly, because your life gets so much better when you have kids. So that’s what I’m pumped about.

<<Matt Carletti, Analyst, JMP Securities>>

Well, we’re at time. So everybody listening thank you so much for joining us. I hope you found this conversation with three real thought leaders in the InsurTech space, insightful and Assaf, Max, and Sean, thank you so much for joining us.

<<Max Simkoff, CEO, Doma Holdings, Inc.>>

Thanks, Matt. Thanks, JMP for having us.

[End of transcript.]

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

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